July 14, 2015

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Hillary Daniels

Re:	eWellness Healthcare Corporation
Registration Statement on Form S-1
Filed May 27, 2015
File No. 333-204465

Dear Ms. Daniels:

On behalf of eWellness Healthcare Corporation (the “Company”), we hereby respond to the letter dated June 17, 2015 that we received from your office in respect of the Company’s Registration Statement on Form S-1 filed with the Commission on May 27, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed the comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to Ms. Daniels’ comments will be made in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), to be filed substantially contemporaneously with the submission of this letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General

1.	We note that you are registering a total of 4,962,382 shares for sale by the selling stockholders. We also note that according to your beneficial ownership disclosure you had 16,881,000 shares outstanding of which at least 10,950,000 shares were owned by affiliates. Given that you are registering for resale an amount of shares accounting for approximately 84% of your shares issued and outstanding held by non-affiliates, please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to the Securities Act Rules C&DI 612.09, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Your response should include a description of the nature of your relationship to the consultant who is a selling shareholder as well as the services rendered for which shares were received, including the meaning of “Consulting Services” in §2 of the Extension of Consulting and Service Agreement.

In response to your comment, we reviewed the scale back provisions of the Registration Rights Agreement (“RRA”) concerning the shares sold in the private placement. Pursuant to the RRA, we removed a significant number of shares from the registration statement so that only 1,641,300 shares are included in Amendment No. 1, which represents about one-third of the estimated 5,471,000 shares of common stock we believe will be outstanding and held by non-affiliates as at the date of this prospectus. We shall attempt to file the remaining Registrable Securities, as such term is defined in the RRA, upon the later of (i) sixty (60) days following the sale of substantially all of the Registrable Securities included in the initial Registration Statement or any subsequent Registration Statement and (ii) six (6) months following the effective date of the initial Registration Statement or any subsequent Registration Statement, as applicable, or such earlier date as permitted by the Commission.

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We respectfully direct your attention to our response to Comments 2 and 5 below regarding the shares sold in the Rule 419 transaction. Additionally, we added a description of the type of services the consultant who is a selling shareholder provides.

2.	It appears that you are attempting to register the issuance of shares that you previously sold in a Rule 419 transaction. As this prior sale has been completed, you may only register these shares for resale. Please revise the selling stockholders table on page 43 and related disclosure accordingly.

In response to your comment, we removed all of the shares previously sold in the Rule 419 transaction

3.	We note language in footnote 5 to the fee table, on page 7, and on page 44 which suggests that the immediate registration statement can “cure any registration or issuance deficiencies.” We also note language suggesting this may cure the potential integration of the public Rule 419 offering with the private placement. Please revise to remove such references.

In response to your comment, we removed the references noted in Comment 3.

Registration Statement Cover Page

4.	Given that you are registering shares of common stock for resale, please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule 457(o), or advise.

Pursuant to your comment, we re-calculated our registration fee in accordance with Rule 457(a), rather than Rule 457(o).

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Summary

The Prior Registered Shares, page 7

5.	We note the following statement, “We intend for this Registration Statement to replace the 419 Registration Statement and intend to withdraw it once again, following the filing of this Registration Statement,” and we reissue comment 2 in our letter dated August 25, 2014. It is unclear on what basis you believe you could give the representations required by Rule 477 of Regulation C to withdraw the prior registration statement. Please advise.

In response to your comment, we removed the statement referenced in Comment 5; additionally, as set forth in response to Comment 2, we removed the shares sold in the Rule 419 transaction from the registration statement.

Item 15. Recent Sales of Unregistered Securities, page 49

6.	We note your disclosure that between March 2013 and April 2014 you sold an aggregate of 1,000,000 shares. Please revise to include all of the information required by Item 701(d) of Regulation S-K for these unregistered shares.

Pursuant to your comment, we reviewed this disclosure and have removed such shares from Item 15. The 1,000,000 shares were those sold pursuant to the prior registration statement on Form S-1 (File No. 333-181440) that was declared effective by the SEC on September 14, 2012 and therefore were erroneously included in Item 15.

Exhibit 23.1

7.	Please have counsel revise the legality opinion to reflect that the shares being offered for resale “are” – and not “will be” – legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No.19.

In response to your comment, counsel revised the legality opinion to reflect that the shares being offered for resale “are” – and not “will be” – legally issued, fully paid and non-assessable.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (917) 512-0828, or at my email address, rschmierer@htflawyers.com.

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Very truly yours,

HUNTER TAUBMAN FISCHER, LLC

/s/ Rachael Schmierer
Rachael Schmierer

Cc: Pamela Howell, SEC

Darwin Fogt, CEO eWellness Healthcare Corporation

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